November 23, 2009

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Mailstop 7010

Attn: Chris Chase

RE: Alarming Devices, Inc.

Request for Acceleration of Effective Date of Registration Statement on Form S-1/A filed on November 19, 2009, File No: 333-157010

We hereby request that the Commission accelerate the effective date of our registration statement to be November 26, 2009 at 3:00 PM Eastern Time.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/ André Luiz Nascimento Moreira

André Luiz Nascimento Moreira

President

Alarming Devices, Inc.

www.alarmingdevices[dot]com

775-284-3707